Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2009

Timothy G. Frommeyer
Senior Vice President and Chief Financial Officer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, Ohio 43215

Re:  **Nationwide Life Insurance Company**
     **Form 10-K for the Fiscal Year Ended December 31, 2008**
     **Filed March 2, 2009**
     **File Number:  002-64559**

Dear Mr. Frommeyer:

        We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A Controls and Procedures, page 64

1.  You disclose that your independent registered public accounting firm issued an attestation report on the effectiveness of management's internal control over financial reporting which appears on page F-2 of your filing.  The report is not included in your filing.  Please revise your filing to include the attestation report of your independent auditors on your internal control over financial reporting.

Item 14 Principal Accounting Fees and Services, page 66

2.  Please revise to disclose the fees billed for audit and other services related to your company and subsidiaries, the registrant, and not the fees billed for the audit and other services related to the consolidated financial statements of your parent company, NFS.

Notes to Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies
b. Valuation of Investments, Investment Income and Related Gains and Losses, page F-8

3.  You disclose that you use brokers or pricing services to assist you in determining fair values for your investments.  Please revise to disclose the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but should include the following:

- The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 6.  Investments, page F-32

4.  Please revise to disclose why you do not consider non-investment grade fixed maturity securities in an unrealized loss position for 12 months or more that are below 80% of cost to be other-than-temporarily impaired as of December 31, 2008.  In addition, please disclose whether any securities in unrealized loss position are delinquent in their cash payments (interest or principal), and if so, disclose the amount of unrealized loss amount for these securities and why you believe an impairment in not necessary.

Note 8. Variable Annuity Contracts, page F-44

5.  Please revise to include the disclosure required by paragraphs 38.d (1) & (2) and 38.f of SOP 03-1 or tell us where these disclosures are in the filing.

Exhibits 31.1 and 31.2

6.  Please revise your Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 regarding internal control over financial reporting and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comment.  In this regard, do not hesitate to contact me, at (202) 551-3679.


Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant